EMERGENT HEALTH CORP

June 14, 2011

RW Filed Via EDGAR

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

    Attention: Attorneys Erin Wilson and James Lopez

    Re: Request to Withdraw Emergent Health Corp. Form 10 Filed May 16, 2011 File No. 000-54404

Ladies and Gentlemen:

Emergent Health Corp. (the "Company") is herewith making an application to immediately request withdrawl (RW) of its Form 10 filing with the U.S. Securities and Exchange Commission (SEC) of May 16, 2011 in its entirety before the effective date at this time under Rule 477- Withdrawl of Registration Statement or Amendment. The basis for the application to withdraw is the Company's inability to meet audit requirements within the necessary time line. No securities were offered or sold in connection with the aforementioned Form 10 filing being withdrawn. The withdrawl is believed consistent with the public interest and the protection of investors which the Company believes is most important. The Company understands that under Rule 477, the withdrawn document will remain in the Commission's public files, as well as the related request for withdrawl.  It is the Company's understanding that this application for withdrawl will be deemed granted as of the date it is filed with the SEC, unless within 15 days after such date, the Company receives notice from the SEC that the application will not be granted. The Company understands it is not a registrant and must file a Form 10 to become a registrant.

If there are any questions regarding this withdrawl, please contact our attorney Richard Lane.

Richard Lane
200 East 71st Street
Suite 7 C
New York, NY 10021
Telephone 212-737-8454
Facsimile 212-737-3259
E-Mail RSLane09@aol.com

Very truly yours,
/s/ John V. Cappello, D.O., M.B.A.
President